UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 8, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

4.1	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad.

4.2	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.3
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.4
Amended and Restated Commitment Letter, dated May 1, 2018, between BNP Paribas, Citibank, N.A., Commonwealth Bank of Australia, Singapore Branch, Deutsche Bank AG, Singapore Branch and Fly Leasing Limited.

4.5	Equity Commitment Letter, dated February 28, 2018, between Meridian Aviation Partners Limited and Fly Leasing Limited.

4.6	Equity Commitment Letter, dated February 28, 2018, between Summit Aviation Holdings LLC and Fly Leasing Limited.

4.7
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd.

4.8
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership.

99.1	Fly Leasing Limited’s interim report for the three months ended March 31, 2018.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; Registration Statement on Form F-3, as amended (Reg. No. 333-197912), first filed with the Securities and Exchange Commission on August 6, 2014; and Registration Statement on Form F-3, as amended (Reg. No. 333-219933), first filed with the Securities and Exchange Commission on August 11, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: May 8, 2018	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

4.1	Share Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited, Fly Leasing Limited and AirAsia Berhad.

4.2	Aircraft Sale and Purchase Agreement, dated February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.3
Aircraft Sale and Purchase Option Agreement, dated April 26, 2018, but having effect between the parties as of February 28, 2018, between Asia Aviation Capital Limited, Fly Aladdin Holdings Limited and AirAsia Berhad.

4.4
Amended and Restated Commitment Letter, dated May 1, 2018, between BNP Paribas, Citibank, N.A., Commonwealth Bank of Australia, Singapore Branch, Deutsche Bank AG, Singapore Branch and Fly Leasing Limited.

4.5	Equity Commitment Letter, dated February 28, 2018, between Meridian Aviation Partners Limited and Fly Leasing Limited.

4.6	Equity Commitment Letter, dated February 28, 2018, between Summit Aviation Holdings LLC and Fly Leasing Limited.

4.7
Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Nomura Babcock & Brown Co., Ltd.

4.8
Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D), dated May 3, 2018, but having effect between the parties as of February 28, 2018, between Fly Leasing Limited and Incline B Aviation Limited Partnership.

99.1	Fly Leasing Limited’s interim report for the three months ended March 31, 2018.

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